Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Tuya Inc.

塗鴉智能*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability )

(HKEX Stock Code: 2391)

(NYSE Stock Ticker: TUYA)

DISCLOSEABLE TRANSACTION

ACQUISITIONS OF TREASURY SECURITIES

THE PREVIOUS ACQUISITIONS

On December 28, 2023, January 4, 2024 and January 8, 2024, Tuya HK, a wholly-owned subsidiary of the Company, acquired the Previous Securities from CICC HK Securities in the open market with an aggregate acquisition amount of approximately US$120.9 million.

LISTING RULES IMPLICATIONS

Given that the Previous Acquisitions were made by Tuya HK for Treasury Securities within a 12-month period, the Previous Acquisitions would be required to be aggregated as a series of transactions pursuant to Rules 14.22 and 14.23 of the Listing Rules.

As the highest relevant applicable percentage ratio (as defined under the Listing Rules) in respect of the Previous Acquisitions on an aggregated basis exceeds 5% but is less than 25%, the Previous Acquisitions constitute a disclosable transaction of the Company and is subject to the notification and announcement requirements under Chapter 14 of the Listing Rules.

THE PREVIOUS ACQUISITIONS

On December 28, 2023, January 4, 2024 and January 8, 2024, Tuya HK, a wholly-owned subsidiary of the Company, acquired the Previous Securities from CICC HK Securities in the open market with an aggregate acquisition amount of approximately US$120.9 million.

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Major Terms of the Previous Securities

Issuer	:	U.S. Department of the Treasury
Seller	:	CICC HK Securities
Trade date	:	December 28, 2023	December 28, 2023	January 4, 2024	January 8, 2024
Principal amount	:	US$5,000,000	US$5,000,000	US$10,000,000	US$103,000,000
Coupon rate	:	4.625%	5%	4.625%	0%
Acquisition amount	:	US$5,127,660.7	US$5,100,482.9	US$10,238,163.6	US$100,445,126.2
Expected annualized rate of return (the yield to maturity) at the time of the relevant Previous Acquisition(s)	:	4.01%	4.31%	4.105%	5.23%
Maturity date	:	October 15, 2026	October 31, 2025	October 15, 2026	July 5, 2024
Interest payment date	:	Semiannually starting from the issue date, except the final interest payment to be made on maturity date			N/A

The Group purchased the Treasury Securities from CICC HK Securities in the Previous Acquisitions. To the best knowledge, information and belief of the Directors and having made all reasonable enquiries, each of CICC HK Securities and its ultimate beneficial owner(s) was an Independent Third Party as at the respective trade date of the Previous Acquisitions and as of the date of this announcement. The Previous Acquisitions were funded from the Group’s internal resources.

REASONS FOR AND BENEFITS OF THE PREVIOUS ACQUISITIONS

To preserve and achieve stable returns on the principal amount and in order to maximize the utilization of cash generated from business operations and fundraising activities, the Group purchases, amongst others, short-term deposits and Treasury Securities from time to time as part of its treasury management.

Taking into account the regulatory environment applicable to dual listed issuer in the U.S. and Hong Kong, the expected rate of return and the low level of risks from the Treasury Securities, the Company anticipates that the Group may generate more stable and satisfactory return from the Treasury Securities, compared to those from short-term or long-term time deposits offered by licensed banks or financial institutions.

Having considered the aforementioned factors, the Directors consider that the terms of the Previous Acquisitions are on normal commercial terms which are fair and reasonable, and the Previous Acquisitions are in the interests of the Company and the Shareholders as a whole.

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GENERAL INFORMATION

The Company

The Group is a global leading IoT cloud development platform with a mission to build an IoT developer ecosystem and enable everything to be smart. The Group has pioneered a purpose-built IoT cloud development platform that delivers a full suite of offerings, including platform-as-a- service (PaaS), software-as-a-service (SaaS), and smart solutions for IoT devices, to businesses and developers. Through its IoT cloud development platform, the Group has enabled developers to activate a vibrant IoT ecosystem of brands, OEMs, partners and end users to engage and communicate through a broad range of smart devices.

Tuya HK

Tuya HK is a wholly-owned subsidiary of the Company, and is principally engaged in investment holding and business development.

CICC HK Securities

CICC HK Securities is a licensed corporation under the SFO, licensed to carry out Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities), Type 5 (advising on futures contracts) and Type 6 (advising on corporate finance) regulated activities under the SFO. CICC HK Securities is wholly owned subsidiary of China International Capital Corporation Limited, whose H Shares are listed on the Stock Exchange (Stock Code: 3908) and A Shares are listed on the Shanghai Stock Exchange (Stock Code: 601995).

U.S. Department of Treasury

According to the public information available to the Directors, the U.S. Department of the Treasury is the executive agency responsible for promoting economic prosperity and ensuring the financial security of the United States. It is responsible for a wide range of activities such as advising the president of the United States on economic and financial issues, encouraging sustainable economic growth, and fostering improved governance in financial institutions.

BASIS OF CONSIDERATION

The Directors confirm that the acquisition amount of the Previous Acquisitions was based on the purchase price quoted by the seller for the Treasury Securities in the open market at the time of the Previous Acquisitions, primarily with reference to (i) principal amount at which the U.S. Department of the Treasury issued the Treasury Securities, (ii) the interests which have accrued on the relevant Treasury Securities at the time of the Previous Acquisitions and (iii) the expected annualized rate of return (the yield to maturity) of the Treasury Securities.

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LISTING RULES IMPLICATIONS

Given that the Previous Acquisitions were made by Tuya HK for Treasury Securities within a 12-month period, the Previous Acquisitions would be required to be aggregated as a series of transactions pursuant to Rules 14.22 and 14.23 of the Listing Rules.

As the highest relevant applicable percentage ratio (as defined under the Listing Rules) in respect of the Previous Acquisitions on an aggregated basis exceeds 5% but is less than 25%, the Previous Acquisitions constitute a disclosable transaction of the Company and is subject to the notification and announcement requirements under Chapter 14 of the Listing Rules.

The Company was of the view that the nature of the Treasury Securities was akin to cash, the acquisitions of which would not constitute transactions as defined under Chapter 14 of the Listing Rules, taking into account the substance, liquidity and low level of risk profile of the Treasury Securities. Therefore, the Company did not classify the Previous Acquisitions as transactions as defined under Chapter 14 of the Listing Rules. Recently, upon the Company’s internal discussion for potential future acquisition of the Treasury Securities, relevant business units revisited the relevant transaction and sought advice from the Board and professional advisers on the Listing Rules implications. Accordingly, the Company is advised to reclassify the Previous Acquisitions as transactions as defined under Chapter 14 of the Listing Rules and hereby comply with the relevant reporting and announcement requirements under Rule 14.34 of the Listing Rules in respect of the Previous Acquisitions.

IMPROVEMENT ACTIONS

As the Company was aware of the need to reclassify the Previous Acquisitions as transactions as defined under Chapter 14 of the Listing Rules, it conducted a comprehensive review of the Group’s acquisitions of Treasury Securities. The Company will continue to enhance its internal control management and strictly monitor the compliance of the relevant business units to better comply with the relevant requirements under the Listing Rules. In particular, the Company has enhanced the communication, coordination and reporting arrangements for notifiable transactions among business units to closely monitor the transaction amounts of any transactions subject to Chapter 14 of the Listing Rules, and designated the relevant business units to regularly perform size test analysis, and review and check the size test calculations of transactions. The Company will continue to work closely with its legal advisers and compliance adviser on compliance with the Listing Rules and consult the Stock Exchange on the proper treatment of any potential transaction, as and when appropriate and necessary. The Company will arrange trainings of regulatory compliance matters relating to notifiable transactions on a regular basis.

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DEFINITIONS

In this announcement, the following expressions shall have the following meanings unless the context requires otherwise:

“Board”	the board of Directors
“CICC HK Securities”	China International Capital Corporation Hong Kong Securities Limited, a licensed corporation under the SFO, licensed to carry out Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities), Type 5 (advising on futures contracts) and Type 6 (advising on corporate finance) regulated activities under the SFO
“Company”	Tuya Inc., an exempted company with limited liability incorporated in the Cayman Islands on August 28, 2014
“connected person(s)”	has the meaning ascribed to it under the Listing Rules
“Director(s)”	the director(s) of the Company
“Group”	the Company, its subsidiaries and the consolidated affiliated entities from time to time
“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China
“Independent Third Party(ies)”	third party(ies) independent of the Company and its connected persons (as defined under the Listing Rules)
“IoT”	the connection of physical objects, or “things,” that are embedded with communication modules, software, and other technologies for the purpose of connecting and exchanging information with other devices and systems over the internet or other communications networks
“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
“Previous Acquisition(s)”	the acquisition(s) of the Previous Securities
“Previous Securities”	the U.S. treasury securities acquired by Tuya HK on December 28, 2023, January 4, 2024 and January 8, 2024 in the open market with an aggregate acquisition amount of approximately US$120.9 million
“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

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“Shareholder(s)”	holder(s) of Shares and, where the context requires, American Depositary Shares, each representing one Class A Ordinary Share in the share capital of the Company as amended from time to time
“Shares”	the Class A Ordinary Share(s) and Class B Ordinary Share(s) in the share capital of the Company, as the context so requires
“Stock Exchange”	The Stock Exchange of Hong Kong Limited
“Treasury Securities”	U.S. treasury securities
“Tuya HK”	Tuya (HK) Limited, a limited liability company incorporated under the laws of Hong Kong on September 12, 2014 and a subsidiary of the Company
“United States” or “U.S.”	United States of America, its territories, its possessions and all areas subject to its jurisdiction
“US$”	U.S. dollars, the lawful currency of the United States of America
“%”	per cent

By order of the Board
Tuya Inc.
WANG Xueji
Chairman

Hong Kong, May 14, 2024

As at the date of this announcement, the Board comprises Mr. WANG Xueji, Mr. CHEN Liaohan, Mr. YANG Yi and Ms. LIU Yao as executive Directors; and Mr. HUANG Sidney Xuande, Mr. QIU Changheng, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason as independent non-executive Directors.

* For identification purpose only

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